Mail Stop 3561

May 21, 2009

By Facsimile and U.S. Mail

Mr. Michael F. Holloran
President, Chief Executive Officer, Principal Financial Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C., Canada V5T 4S7

> **Re:** **Intelligent Living Corp.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed September 15, 2008**
> **Form 10-Q for the Quarter Ended August 31, 2008**
> **Filed October 20, 2008**
> **Form 10-Q for the Quarter Ended November 30, 2008**
> **Filed January 20, 2009**
> **Form 10-Q for the Quarter Ended February 28, 2009**
> **Filed April 14, 2009**
> **File No. 000-25335**

Dear Mr. Halloran:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

General

1. On your website you refer to Kilia Teknologi of Istanbul, Turkey as your "partner in Turkey and the Middle East." Please revise your disclosure to provide additional information regarding your relationship with Kilia Teknologi.

Cover Page

2. Please include the sentence and box relating to the issuer's requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

Item 1. Description of Business, page 2

3. Please include the form and year of the company's organization. Refer to Item 101(a)(1) of Regulation S-B.

4. Please elaborate upon your business to discuss the principal products and/or services you sell and your target market. For example, please explain whether you generate revenues from the home automation applications you sell or from the services you provide in connection with the installation of those applications. Explain whether the home automation applications are proprietary or if you rely upon a supplier(s). Disclose the categories of customers (e.g. residential, commercial, etc.) to whom you have made sales in the past and whom you intend to target for future sales. Refer to Items 101(b)(1), (2) and (5) of Regulation S-B.

5. Please revise to discuss any patents, trademarks or licenses. In this regard, we note your risk factor disclosure stating that you may rely upon trade secrets to protect proprietary technology and patents that you have developed or may develop. Refer to Item 101(b)(7) of Regulation S-B.

6. We note your indication here and elsewhere in your annual report that you received "clearance from the SEC for filing a Definitive Information Statement." It is not appropriate for you to refer to the staff's review process as a "clearance." If you mean to say that that the staff indicated that they had no further comments, please revise to state this.

Risk Factors, page 3

7. The subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, on page 4, you use the subheading "Limited operating history." This subheading is not descriptive. Please revise your subheadings so that they reflect the risk you are describing in the accompanying text. As a general rule,

your subheadings should work only in this annual report. If they are readily transferable to other companies' disclosure documents, they are probably too generic.

Item 2. Properties, page 7

8. You indicate that you have executive headquarters, as well as storage and warehouse space. You state that you do not have a lease and are renting space on a month-to-month basis for approximately $3,250. Please clarify whether this information regarding the lease and rent is applicable to both the executive headquarters and the storage and warehouse space, or only to one of those properties. If the information only applies to one property, please provide us with the relevant information regarding the other property.

Item 5. Market for the Registrant's Common Stock and Related Shareholder Matters, page 7

Securities Authorized for Issuance under Equity Compensation Plans, page 8

9. We note that you have at least one equity compensation plan that was not approved by your shareholders. Please describe briefly the material features of such plan(s). Refer to Item 201(d)(3) of Regulation S-B.

Item 6. Management's Discussion and Analysis, page 10

10. We note your disclosure under Future Plan of Operations on page 13 that the cash flow from ongoing MCM business combined with sales of residual home décor inventory are estimated to be sufficient to sustain the current level of your operations through the end of December 2008. Since your independent registered accountant's report has expressed substantial doubt about your ability to continue in existence as a going concern for the twelve months succeeding your balance sheet date, you are required to provide a reasonably detailed discussion of your ability or inability to generate sufficient cash to continue in existence for the twelve months succeeding your most recent balance sheet date or until May 31, 2009. Your current disclosure should be revised to provide a more detailed discussion in this regard.   Refer to Item 607.02 of the Codification of Financial Reporting Releases.

Results of Operations, page 10

Comparison of the Years Ended May 31, 2008 and May 31, 2007, page 11

11. We note that you present some of your results of operations for only a six-month period in fiscal year 2007. For example, you state that the increase in operating expenses reflects 12 months of operations for the year ended May 31, 2008 compared to 6 months of operations for the year ended May 31, 2007. Considering your financial statements present these same numbers as being representative of the entire fiscal year ending May

31, 2007, this statement is unclear. Please confirm that this discussion presents your results of operation for each of the last two full fiscal years or revise accordingly. Refer to Item 303(b) of Regulation S-B.

12. Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, you have not discussed the reason for your significant increase in expenses (and corresponding operating loss). Please indicate the specific reason(s) for the expense increases. You state that this is due to a full year of operations being reflected in fiscal year 2008; if true, please explain why your revenues have stayed constant in each year. See Item 303(b) of Regulation S-B and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 12

13. Item 303(b)(i) of Regulation S-B states that you should discuss known trends, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way. Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Future Plan of Operations, page 13

14. Please expand your disclosure to describe your plan of operation for the next twelve months. In your disclosure, please explain how you plan to finance your plans for "aggressively expanding the Company's operations through further market and service expansions, acquisitions and eventual franchising."

Financial Statements, page 15

Consolidated Statements of Operations and Comprehensive Loss

15. We note your disclosure in Note 1 on page 20 that the results from discontinued operations relate to the phase out activities of the home décor sector and include the costs of liquidating inventory, reducing staff and closing office and warehouse space, renting temporary warehouse space for remaining home décor inventory and office equipment, legal, professional and staff time related to eliminating and reducing liabilities associated with discontinued operations, accretion of beneficial conversion and financing fee discount and interest charges associated with historical financing related to home décor inventory support. Please tell us the composition of the expenses reflected in the loss from discontinued operations for each of the years ended May 31, 2008 and 2007. Tell us how each of these costs is related solely to the operations of the discontinued component and will not have any significant continuing impact on the ongoing operations of the company. We are particularly interested in why you determined that the accretion

of the beneficial conversion and financing fee discount and interest charges associated with convertible debt that continues to be outstanding are properly classified as expenses of the discontinued component since it does not appear that this debt will be eliminated as a result of the discontinuance. In addition, costs which will continue to be incurred by the company, such as costs related to professional and staff time of individuals, if any, who will remain employed by the company, would not qualify to be reported as expenses of discontinued operations. Please refer to paragraphs 41 through 44 of SFAS 144. We may have further comment after reviewing your response.

16. Please disclose the amount of the loss on disposal of the discontinued component and related tax amounts, if applicable.

17. Please disclose the terms of any debt covenants associated with your outstanding debt and whether you are in compliance with such covenants.

Item 8A. Controls and Procedures, page 39

18. We note your disclosure that your chief executive officer and principal financial officer concluded that your disclosure controls and procedures "were effective in recording, processing, summarizing and reporting information required to be disclosed, within the time periods specified in the SEC's rules and forms." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please revise to disclose, if true, that your disclosure controls and procedures are effective in ensuring that information required to be disclosed by you in the reports you file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms and that information required to be disclosed by you in the reports that you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

19. Please revise your discussion to confirm, if true, that you conducted an evaluation of internal control over financial reporting as of May 31, 2008 and to include management's assessment of the effectiveness of the registrant's internal control over financial reporting as of May 31, 2008. Refer to Item 308T(a)(3) of Regulation S-B. In this regard, please consider whether management's failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year, and revise your disclosure as appropriate.

20. Please amend to disclose whether there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially

affected or are reasonably likely to materially affect your internal control over financial reporting, as required pursuant to Item 308(c) of Regulation S-B.

Item 9. Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act, page 40

21. Please disclose the terms of office of directors and officers. Please also disclose the period during which Mr. Erbatur has served as a director of the company. Refer to Item 401(a) of Regulation S-B.

22. Please also revise this discussion, as well as the signature page, to refer to Mr. Erbatur as the Company's Chief Operating Officer, as you indicate in the risk factor on page 5, and to refer to Mr. Holloran as your principal financial officer.

23. Please provide the disclosure required by Item 407(a) of Regulation S-B.

Item 10. Executive Compensation, page 42

24. Please revise to include a footnote describing all assumptions made in arriving at the grant date fair value of the Stock Awards by reference to a discussion of those assumptions in your financial statements, footnotes or Management's Discussion and Analysis. Refer to Instructions to Item 402(b)(2)(v) and (vi) of Regulation S-B.

Item 11. Security Ownership of Certain Beneficial Owners and Management, page 43

25. Please provide the number of outstanding shares upon which the percentage calculations contained in the beneficial ownership table are based.

26. Also, please revise the amount of shares beneficially held by Mr. Simons to include the 9,000,000 shares of common stock that are issuable upon conversion of the note you reference in footnote (1), assuming Mr. Simons has the right to acquire such shares within sixty days. See Instruction 1 to Item 403 of Regulation S-B.

Item 12. Certain Relationships and Related Transactions, page 43

27. In Note 7 of your financial statements, you refer to several notes, debentures and amounts that have been loaned to the company by related parties. These arrangements do not appear to be described under Item 12 as transactions between the company and related persons. Please include this disclosure or tell us why these arrangements do not qualify as related party transactions. To the extent that these arrangements are disclosed in Item 12, please file the relevant documents as exhibits. Refer to Item 404(a) of Regulation S-B.

28. We note that there is a Secured Convertible Promissory Note dated December 23, 2004 (Exhibit 4.7 to the company's Form 8-K filed on January 4, 2005) in the amount of $500,00, which is payable to Thomas A. Simons. Given that Mr. Simons is the beneficial owner of more than 5% of the company's outstanding common stock, please describe the note in your disclosure or tell us why it does not qualify as a related party transaction. Refer to Item 404(a) of Regulation S-B.

Item 13. Exhibits, page 44

29. Please incorporate by reference into your Exhibit Index the Agreement and Plan of Reorganization that was filed as Exhibit 10.18 to the Current Report on Form 8-K filed December 15, 2006.

30. We note that your charter was amended on September 16, 2008. Please either file the amendment to your charter as an exhibit to this filing, or file the amendment to your charter on a Form 8-K and incorporate by reference the Form 8-K into this document.

Signature Page, page 46

31. Please amend this section to include the signature of your controller or principal accounting officer as required by Form 10-KSB. If your controller or principal accounting officer has signed the Form 10-KSB, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See General Instruction C(2) to Form 10-KSB. In addition, please amend this section to reflect accurately the year in which the filing has been signed.

Form 10-Q for the Fiscal Period Ended February 28, 2009

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Goodwill, page 10

32. In light of your continuing operating losses, including operating losses relating to your continuing operations, please provide us with support for your assertion that your goodwill was not impaired as of February 28, 2009. Additionally, to the extent that goodwill remains a significant asset for you, please revise your critical accounting policy within MD&A to focus on the assumptions and uncertainties that underlie your goodwill impairment testing, including a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates.

Note 7 – Discontinued Operations, page 18

33. Please provide information about the revenues and expenses associated with discontinued operations consistent with that requested for the annual periods included in the Form 10-KSB. Please explain the composition of amounts included in the loss on discontinued operations as well.

Forms 10-Q for the Fiscal Periods Ended August, 31, 2008, November 30, 2008 and February 28, 2009

34. The comments relating to the Form 10-KSB should be applied to the Forms 10-Q to the extent applicable.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L.

Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director